September 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

10 F Street NE

Washington, D.C. 20549

Attn: Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 3 to Registration Statement on Form F-1 Filed August 22, 2025

CIK 0001561861

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 3 to the registration statement on Form F-1, filed on August 22, 2025, relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 18, 2025 (the “Comment Letter”).

The Issuer has revised the registration statement in response to the Comment Letter and is filing concurrently with this letter Amendment No. 4 to the registration statement via EDGAR (“Amendment No. 4”). Amendment No. 4 reflects the Issuer’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments set forth in the Comment Letter are printed below in bold and are followed in each case by the Issuer’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement on Form F-1 filed August 22, 2025

Prospectus Summary

Industry-leading strategic partners, including Delta, page 3

1.

Please update your disclosure for the September 16, 2025 U.S. DOT’s termination of approval of your JCA and withdrawal of antitrust immunity, here and throughout your filing, and update your risk factors as necessary to disclose any impact on your relationship with Delta and your operations.

United States Securities and Exchange Commission

September 23, 2025

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3-4, 9, 14, 17, 35-36, 155, 160-161, 165-166, 168-169, 186-187, 207-208 and 229 of Amendment No. 4 to address the U.S. DOT’s order dated September 16, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Factors affecting our results of operation

Jet Fuel Prices, page 94

2.

You disclose in the second paragraph on page 38 that your jet fuel supply agreements with World Fuel expired July 31, 2025, and your jet fuel supply agreement with ASA will expire 12-31-25. Please expand your disclosure to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations as a result of your jet fuel supply arrangements. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 and 189 of Amendment No. 4 to update the disclosure regarding the Issuer’s jet fuel agreements.

Aircraft maintenance, page 96

3.

You disclose in a risk factor that you recently observed recurring early signs of deterioration in the High-Pressure Turbine of certain LEAP-1B engines for the Boeing 737 MAX supplied by CFM International, Inc., or CFM, which have resulted in several unscheduled engine removals. You maintain a PBH engine maintenance agreement with CFM to provide additional engine support during repairs. You have conducted 68 inspections, resulting in 21 engine removals and have received 12 replacement engines from CFM to mitigate the impact on your network as of August 11, 2025. You expect to perform more than 90 inspections, categorized as low, medium and high risk in 2025. Given the potentially high removal rate and the fact that engine repairs typically take over 140 days, this situation poses a significant risk to your operational and financial stability due to its potential impact on fleet availability and schedule compliance. If these early signs of deterioration of some of these engines are not resolved in a timely manner, you could face increased operating costs, revenue losses, and adverse impact on customer experience. You also disclose that the high number of inspections required and potential removals may lead to a shortage of spare engines, potentially causing an increase in aircraft-on-ground events. Please revise to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that are reasonably likely to have a material unfavorable impact on revenues and net income from continuing operations as a result of increases in inspections, maintenance expenses, operating expenses and aircraft-on-ground events. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 97 of Amendment No. 4 to provide additional explanation regarding the inspections and other actions taken by the Issuer regarding the LEAP-1B engines, as well as an update on the Issuer’s analysis of the impact of this issue on its business.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

September 23, 2025

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

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